United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)   Form 20-F   ☒    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)   Yes ☐    No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One)   Yes   ☐    No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)   Yes    ☐   No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release
Signatures

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

CVRD sells its stake in PPSA

Rio de Janeiro, October 20, 2004 – Companhia Vale do Rio Doce (CVRD) announces that it has sold its stake in Pará Pigmentos S.A. (PPSA) for US$ 117.8 million to its subsidiary Caemi Mineração e Metalurgia S. A. (Caemi). CVRD owned 85.6% of the voting capital and 82.0% of the total capital of PPSA. The objective of this sale is the consolidation of CVRD’s kaolin business in Caemi, who is already a player in the global kaolin market through its subsidiary CADAM S.A. (CADAM).

     Over the last twenty years, CADAM gathered a large experience in the operation and marketing of kaolin products. CADAM had a controlling interest in PPSA until 1999 and has been responsible for marketing PPSA products in the European market since the beginning of PPSA operations, in 1996.

     Each PPSA and CADAM produces different and complementary types of kaolin for paper coating. Moreover, they are performing studies for the development of kaolin products for other uses, to create a more diversified portfolio.

     There are several synergies to be explored between PPSA and CADAM, with present value estimated at US$ 26 million. Such synergies arise mostly from operational and logistical gains, estimated at US$ 16.1 million, and from marketing of the fine and coarse product lines, evaluated at US$ 8.2 million.

     In the first half of 2004, PPSA sold 198.7 thousand tons of kaolin, generating net revenues of US$ 30.9 million. The cash generation measured by EBITDA (earnings before interest, tax, depreciation and amortization), computed according to the general accepted accounting principles in the US (US GAAP), reached US$ 8.4 million in the same period, and net earnings amounted to US$ 2.8 million. As of June 30, 2004, PPSA gross debt amounted to US$ 50.6 million, while the corresponding net debt was of US$ 45.9 million.

     PPSA is currently expanding its production and sales, aiming at operating at its full capacity of 600,000 tons per year. Recently, it signed a contract with International Paper, the world’s largest paper producer, for the supply of 100,000 tons of kaolin per year between 2005 and 2009. This contract will allow PPSA to operate at a high level of capacity utilization from 2005 onwards.

     This transaction is taking place according to the best practices of corporate governance, one of the most important values of CVRD. PPSA share price was established based on independent valuation studies developed by two investment banks, NM Rothschild & Sons, hired by CVRD, and UBS Investment Bank, hired by Caemi. The valuation studies were based on the discounted cash flow methodology and the values calculated were compared to market multiples and multiples of recent transactions.

     The consolidation of the kaolin business results in value creation for both CVRD and Caemi shareholders, since it makes viable a more efficient operation by the third largest kaolin producer in the world, with a capacity of production of 1.3 million tons per year. Therefore, it is fully consistent with the Company’s strategic planning and long term goals.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946

Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer